UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of May, 2024

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida Henrique Valadares, 28 – 19th floor
20241-030 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Petrobras on next steps towards electing its new CEO

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Rio de Janeiro, May 15, 2024 – Petróleo Brasileiro S.A. – Petrobras, following up on the Material Facts disclosed on 05/14/2024 and 05/15/2024, clarifies that the appointment of Ms. Magda Maria de Regina Chambriard to the positions of CEO of the company and member of the Board of Directors of Petrobras, within the company's governance process, will undergo analysis of the integrity and human resources areas of Petrobras and will then be submitted for evaluation by the People Committee (COPE ) of the Board of Directors, a process that generally takes up to 15 days.

Once the COPE assessment has been completed, the Board of Directors, by virtue of Law 6,404/76, article 150 c/c final part of §3 of article 141 of the same Law, as well as by virtue of the company's Bylaws, article 25, will assess the appointment of the nominee for the position of member of the Board of Directors. Once appointed, the nominee will serve on the Board until the first General Meeting that occurs – at this time, with no Meeting scheduled before that, until the Annual General Meeting of 2025.

At the same meeting that considers the appointment of Ms. Magda Chambriard as a member of the Board of Directors, the Board will also consider her election as CEO of Petrobras, an act within the competence of the Board of Directors under the terms of article 142, II, of Law 6,404/ 76; and articles 20 and 30, V, of the company's Bylaws, and it is not necessary to call a Shareholders' Meeting for this purpose.

Facts deemed relevant will be disclosed to the market in a timely manner.

www.petrobras.com.br/ri

Para mais informações:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Relações com Investidores

E-mail: petroinvest@petrobras.com.br/acionistas@petrobras.com.br

Av. Henrique Valladares 28 – 19º andar – 20031-030 – Rio de Janeiro, RJ.

Tel.: 55 (21) 3224-1510/9947 | 0800-282-1540

Este documento pode conter previsões segundo o significado da Seção 27A da Lei de Valores Mobiliários de 1933, conforme alterada (Lei de Valores Mobiliários) e Seção 21E da lei de Negociação de Valores Mobiliários de 1934 conforme alterada (Lei de Negociação) que refletem apenas expectativas dos administradores da Companhia. Os termos: “antecipa”, “acredita”, “espera”, “prevê”, “pretende”, “planeja”, “projeta”, “objetiva”, “deverá”, bem como outros termos similares, visam a identificar tais previsões, as quais, evidentemente, envolvem riscos ou incertezas, previstos ou não, pela Companhia. Portanto, os resultados futuros das operações da Companhia podem diferir das atuais expectativas, e, o leitor não deve se basear exclusivamente nas informações aqui contidas.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 15, 2024

PETRÓLEO BRASILEIRO S.A–PETROBRAS

By: /s/ Carlos Alberto Rechelo Neto

______________________________

Carlos Alberto Rechelo Neto

Chief Financial Officer and Investor Relations Officer